Invest in Blue Gold Works Inc.

Blue Gold Works is a Safe Water Enterprise that delivers impact at scale



Blue Gold Works
Blue Gold Works
Household water Purification Kit (25L Daily)
Moringa Dry Leaf Hand Sanitizer
Moringa honey
Moringa oil

BLUEGOLDWORKS.COM FAIRFAX CA

Food | Technology | Infrastructure | Ag Tech | Clean Tech



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Why you may want to invest in us...

1. Confidence in knowing solutions driven by women entrepreneurs are more successful and sustainable than charity aid.
2. Satisfaction that comes with taking action to fix the global water crisis
3. Peace of mind that comes with aligning one's investments with one's values.
4. Our team has more than 95 years of domain appropriate experience for successful management of Blue Gold Works Inc.
5. BGW is one of those rare enterprises that generates revenue AND big impact at scale.

Why investors ❤ us

WE'VE RAISED $113,300 SINCE OUR FOUNDING



I am investing in Blue Gold Works for a number of reasons.

Firstly, because it is a social enterprise which addresses multiple sustainable development goals as defined by the United Nations. They include, no poverty, good health and wellbeing, gender equality, clean water, decent work and economic development, reduced inequalities, and climate action.

Secondly, the management team led by Lynn Langford and Alex Omijeh have the passion, vision and experience to ensure success. Their game plan is doable and replicable in many regions of the world, which will lead to growth and social economic inclusiveness to many.

Third, as a social impact investor Blue Gold Works checks every box as an excellent opportunity for those who wish to do well by doing good.

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Jon Sahn Founder Impact Investments Consulting

LEAD INVESTOR | INVESTING $25,000 THIS ROUND

Lynn will be an excellent founder. The sustainability of her Waterpreneur project with Blue Gold works hits all the marks for promoting a business model that can benefit individual families as well as entire communities in areas where access to clean water is so difficult. And.....she just does not give up. I have watched here over these last few years. I know this model will be successful.

Kate Linscott ☆

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Our team



Lynn Langford
Founder/CEO
Created a value chain improvement program at automotive giant and implemented US$640 million dollars of savings in 18 months. Lynn is a serial social entrepreneur, recognized "Water Hero", and advocate of earth-friendly sustainable solutions.





Alex Omijeh
Co-Founder Blue Gold Works Ltd Ng, Marketing
Born and educated in Nigeria, Co-Founder of BlueGold Ltd Ng, Alex is an



extraordinary marketeer and innovator with broad and deep connections to Africa.





Dr. Eva Roberts
Director Sierra Leone Moringa Pilot Farm
Dr. Eva Roberts is a surgeon who specializes in chronic waterborne illnesses. For a decade she has also recruited and trained women Moringa farmers, expanding their income and reducing waterborne illnesses in her community in Sierra Leone.

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In the news









Downloads

- BGW Impact charts01-12.pdf
- BGW Operating Summary0102.pdf
- BGW video links on BGWltrhd.pdf
- BGW Business Summary01272021.pdf

Why Blue Gold Works?



water wars
In the 19th Century, **gold** was our most precious commodity.
In the 20th Century, **oil** was the most precious commodity; we called it **black gold**.
In the 21st Century, **water** is our most precious commodity; we call it **blue gold**.

WWMicrowater Treat Slides.html

What progress have we made so far?





Blue Gold Works
Blue Gold Works
Household water Purification Kit (25L Daily)
Moringa Dry Leaf Hand Sanitizer
Moringa honey
Moringa oil

ORGANIC PURIFIED
NATURAL
antibacteria
COAGULANT
AND PUTS THE SEEDCAKE INTO WATER FILTERS THAT ELIMINATE E-COLI AND OTHER HARMFUL BACTERIA


Dr. Eva Roberts
Director, Sierra Leone
Pilot Farm.
Dr. Eva Roberts is a surgeon and social entrepreneur. For more than a decade she has recruited and trained small holder Moringa farmers and purchased and processed their harvests.
Abraham Akadiri
Director of Moringa
mono-floral Honey program
Beekeeper, ABUAD farm, Moringa mono-floral honey expert and consultant, Nigeria
Jake Liebenberg
Director, Zimbabwe
pilot project.
Founder, Kenyemba Moringa Growers Production Program Zimbabwe
BGW 2.0 Mini Water Treatment Plant
Thushego Mathabatha
Director, South Africa
pilot project
Owner, Mor Nutritional Products Pty Ltd, Moringa farm products company, Makotse Village, South Africa

Micro Water Treatment Schematic Layout.pdf

Who are we serving with our plant-based drinking water filter?



Investor Q&A

COLLAPSE ALL

What does your company do?

Blue Gold Works is a Safe Water Enterprise that generates revenue and delivers significant impact at scale. BGW harvests and sells products derived from the Moringa tree.

Where will your company be in 5 years?

Celebrating African women waterpreneurs who have already served more than 2 million people safe, convenient, affordable drinking water while reducing waterborne illnesses, increasing household revenues, and improving access to education in their communities. Joining with partners and enabling entrepreneurs all over the planet to serve safe water to 50 million more people over the next 10 years. These projections are not guaranteed.

Why did you choose this idea?

Safe water is the antidote to Cholera, gender inequality in education, and the downward spiral of poverty in developing nations. I want to make a difference in the planet that I pass on to our children.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

1. Growing awareness by International Aid community that big, capital intensive, long lead time, water infrastructure projects chronically fail in developing nations.
2. Proven success of local, women-led, entrepreneurial, quickly implemented household and neighborhood water solutions.
3. Increased adoption of whole system thinking and eco-system wide sustainable solutions.
4. Increased demand for investments and purchases aligned with our values.
5. Rise in ethos of triple bottom line corporate governance in which People, Planet, and Profits are equally valued.

How far along are you? What's your biggest obstacle? ⌄

We are in beta test of our DIY drinking water filter kits in Nigeria with our first group of women waterpreneurs, who have successfully filtered 150,000 liters of safe drinking water without a single case of Cholera. We are also in beta test of our mini drinking water treatment plant, WaterWorks in Nigeria. Pending Q1-Q2 FY21 success of this crowdfunding campaign, we will establish our BGW WaterWorks in Ghana, a more politically stable country. Our biggest obstacle is cash flow. By the end of January, 2021, we must do two things: 1)Invest in USDA organic training and certification for our sponsored farms so that their December 2021 Moringa oil and honey harvests delight our luxury skin care company customers, and, 2)Set up our off-the-grid WaterWorks plant in Ghana serving safe, affordable, and convenient drinking water to 8,000 people daily.

Who competes with you? What do you understand that they don't? ⌄

In the developing world, the market for safe water is roughly split between urban customers who have the ability to pay, and rural customers who cannot. Using established low cost distribution networks in urban areas and unlocking the entrepreneurial potential of the rural poor is the key to serving the largest part of the drinking water market at financially sustainable rates.
In the specialty honey business: BGW offers a source-verified, Fair Trade and organic certified, raw, antioxidant rich, tasty product that commands a premium price. Honey from China has been tainted by widespread pesticide use. Local African honeys are often adulterated with corn syrup and suffer a poor reputation in the marketplace.
In the organic Moringa oil business: Avi Natural and Dawn Moringa are competitors from India who plan growth through cost-cutting and massive plantations. They offer no compelling backstory for today's impact conscious skin care consumers.

How will you make money? ⌄

BGW's revenues come from 2 sources; export sales of Moringa products (Moringa oil and Moringa honey) and local sales of Moringa purified water and DIY household sized drinking water kits.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

1. Cash flow. BGW's big revenue stream comes from Q3-Q4 harvesting and processing of agricultural products which are dependent on timely Q1-Q2 farming investments.
2. Securing a Q4-2021 organic Moringa oil and Moringa honey purchase contract from a values-aligned global skin care customer.
3. Attracting a top notch African Management Team.
4. Business interruption. Pandemic with significantly increased lockdown and travel restrictions will cause delays.

What does Blue Gold Works solution do to protect the planet from climate change? ⌄

Agro-forestry projects remove CO2 from the air and sequester it in the soil. BGW will plant 625,000 Moringa trees in the next 5 years and remove 211,000 metric tonnes of CO2 from the air. Farming organically and intercropping enriches the soil and helps our farmers harvest more crop per drop of water.
Plant-based water treatment systems produce biodegradable sediment, not large amounts of toxic sludge. BGW will build 63 off-the-grid, chemical-free, locally owned and operated WaterWorks, each serving more than 8000 people clean, safe, affordable water daily. These projections are not guaranteed.

